Mail Stop 4561

				December 30, 2005

Eliron Yaron
Shelron Group Inc.
29 Broadway Avenue
New York, NY 10006

Re:	Shelron Group Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30,
2005
and September 30, 2005
		File No. 000-31176

Dear Mr. Yaron:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Notes to Consolidated Financial Statements

1. Business Organization, Principal Business Activity and Summary of
Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

1. We note that you presently generate revenues primarily from directing traffic to merchants` websites through a partnership agreement with a third party. Explain whether the revenue generated through the partnership agreement is recorded on a gross or net basis and provide justification for your accounting policy in accordance with the guidance in EITF 99-19. Describe the terms of a revenue sharing agreement including who receives payments from customers. Indicate where the cost of the service is classified in your statements of operations (e.g., the partner`s share of the revenue).
Further, describe any other revenue generating activities and identify the revenue recognition policy for each. For example, the business section cites three possible revenue streams (your page
3).

2. You state that revenue is recognized as services are provided. Describe in detail how you measure and charge for services provided.
Clearly indicate how you then recognize the revenue from those services (e.g., transaction fee, minimum monthly fees). Further, describe how you evaluated all the revenue recognition criteria in concluding that revenue recognition was proper. Provide a schedule that analyzes revenue recognized during the nine months ending September 30, 2005, which indicates why recognition met all the revenue criteria. Specifically, indicate why you believe that the fees are fixed or determinable even though you do not have significant history of selling this product.

Form 10-QSB for the quarterly period ended September 30, 2005

Results of Operations, page 10

3. We note that your revenue increased significantly during the nine-months ending September 30, 2005. The disclosure refers to "revenue generated from implementation of new partnership agreements"; however, it is not clear how the revenue earned relates to the services provided by the company. Describe the nature of the revenue earned. Clarify whether any revenue was recognized upfront due to set-up fees or installation of software or was revenue recognized to
"page clicks" or traffic to merchant`s websites. The disclosure should indicate the level of such activity and whether that level can be sustained and grow. The revenue trend should be clearly identified and discussed.

Liquidity and Capital Resources, page 11

4. We note your statement that "based on [your] current operating plan, [you] believe that the cash resources [you] have on hand will allow [you] to maintain your operations through September 30, 2006."
Tell us more about your "current operating plan." Note that filings that include audit reports having going concern modifications must also include appropriate and prominent disclosure of the financial difficulties giving rise to that uncertainty. Discussion of a viable plan that has the capability of removing the threat to the continuation of the business must be included. In this regard, tell us how you considered FRC 607.02 when providing your liquidity and capital resources disclosures. Further, we note that your capital requirements depend on numerous factors including you ability to obtain additional financing. Tell us more about any potential additional financing including potential investors and how your operations will be impacted should you be unable to obtain such additional financing.

Note 6 - Common Stock, page 7

5. We note the subscription agreement dated January 4, 2005 and the registration rights clause included within. We also note your disclosure in the September 30, 2005 Form 10-QSB that "if the Company does not file the registration statement by [December 31, 2005], then it may be liable for penalties." Tell us more about the penalties that you may be subject to including the events that can trigger the penalties (e.g., failure to have a registration declared effective).
In this regard, elaborate on how these penalties will be settled (i.e., cash or shares) and tell us how the penalty amount will be calculated. Tell us why you believe that these shares of common stock should not be classified as temporary equity due to the registration rights and the penalties. See EITF Topic D-98.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jason Niethamer at 202-551-3855 or me at 202-
551-3730 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

Eliron Yaron
Shelron Group Inc.
December 30, 2005
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